SEC 1746 (11-02)	Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

UNITED STATES	OMB APPROVAL
SECURITIES AND EXCHANGE COMMISSION	OMB Number: 3235-0145
Washington, D.C. 20549	Expires: December 31, 2005
SCHEDULE 13D/A	Estimated average burden hours per response. . 11

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

FAO, INC.

(Name of Issuer)

COMMON STOCK, $0.001 PAR VALUE

(Title of Class of Securities)

30240S 60 0

(CUSIP Number)

Michael J. Fourticq

Hancock Park Associates

10323 Santa Monica Boulevard, Suite 101

Los Angeles, CA 90025

(310) 553-5550

with a copy to:

Cynthia G. Watts, Esq.,

2120 Colorado Avenue, 3rd Floor

Santa Monica, CA 90404

(310) 586-4280

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

July 9, 2003

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240 13d-1(e), 240 13d-1(f) or 240 13d-1(g), check the following box [   ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 30240S 60 0

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). HANCOCK PARK CAPITAL II, L.P. 52-2384937

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	[ ]
	(b)	[ X ]

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]

6.	Citizenship or Place of Organization DELAWARE, UNITED STATES OF AMERICA

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 3,498,252

	9.	Sole Dispositive Power -0-

	10.	Shared Dispositive Power 3,498,252

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,498,252

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [X] (1)

13.	Percent of Class Represented by Amount in Row (11) 40.4%

14.	Type of Reporting Person (See Instructions) PN

* SEE INSTRUCTIONS BEFORE FILLING OUT!

(1)           Excludes certain shares of Common Stock and securities convertible into Common Stock held by or under the control of Richard Kayne, Kayne Anderson Capital Advisors, L.P. and its affiliates (“KACALP”), Woodacres LLC (“Woodacres”), Charles Norris, Les Biller and Fred Kayne  (See Item 6).

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). HANCOCK PARK ASSOCIATES III, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	[ ]
	(b)	[ X ]

3.	SEC Use Only

4.	Source of Funds (See Instructions) AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]

6.	Citizenship or Place of Organization DELAWARE, UNITED STATES OF AMERICA

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 3,498,252

	9.	Sole Dispositive Power -0-

	10.	Shared Dispositive Power 3,498,252

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,498,252

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [X] (1)

13.	Percent of Class Represented by Amount in Row (11) 40.4%

14.	Type of Reporting Person (See Instructions) OO

* SEE INSTRUCTIONS BEFORE FILLING OUT!

(1)           Excludes certain shares of Common Stock and securities convertible into Common Stock held by or under the control of Richard Kayne, KACALP, Woodacres, Charles Norris, Les Biller and Fred Kayne  (See Item 6).

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). MICHAEL J. FOURTICQ

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	[ ]
	(b)	[ X ]

3.	SEC Use Only

4.	Source of Funds (See Instructions) AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]

6.	Citizenship or Place of Organization UNITED STATES OF AMERICA

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 3,498,252

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 3,498,252

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,498,252

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [X] (1)

13.	Percent of Class Represented by Amount in Row (11) 40.4%

14.	Type of Reporting Person (See Instructions) IN

* SEE INSTRUCTIONS BEFORE FILLING OUT!

(1)           Excludes certain shares of Common Stock and securities convertible into Common Stock held by or under the control of Richard Kayne, KACALP, Woodacres, Charles Norris, Les Biller and Fred Kayne  (See Item 6).

Item 1.	Security and Issuer

This statement on Schedule 13D relates to the Common Stock, par value, $0.001 (the "Common Stock") of FAO, Inc., a Delaware corporation (the "Issuer"), with its principal executive offices located at 2520 Renaissance Boulevard, King of Prussia, PA, 19406.

Item 2.	Identity and Background
(a) The Reporting Persons are the following:

Hancock Park Capital II, L.P. (“HPC II”), a Delaware limited partnership, is an investment partnership.

Hancock Park Associates III, LLC (“HPA II”), a Delaware limited liability company, is the sole general partner of HPC II.

Michael J. Fourticq, a U.S. Citizen, is Managing Member of HPA III, and Managing Partner of Hancock Park Associates, an investment firm.

(b) The principal business address of each Reporting Person is 10323 Santa Monica Boulevard, Suite 101, Los Angeles, CA 90025.
(c) see (a).
(d) No Reporting Person has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) No Reporting Person has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws during the last five years.

(f) see (a).

By virtue of the voting agreement included in the Stockholders Agreement described in Item 6 (the “Stockholders Agreement”), the Reporting Persons, together with KACALP, Richard Kayne, Woodacres, Charles Norris, Les Biller and Fred Kayne may be deemed to constitute a “group” as such term is used in Section 13(d)(3) of the rules and regulations under the Securities Exchange Act of 1934, as amended (the “Exchange Act”).  Except for the Stockholders Agreement and other agreements mentioned in Item 6, the Reporting Persons have no affiliation or agreement or other arrangement relating to the Issuer or securities of the Issuer with any of such persons.  Neither the making nor contents of this filing constitutes an admission by the Reporting Persons that a group exists, and the existence of any such group is expressly disclaimed.  The Reporting Persons also expressly disclaim any beneficial ownership in any Common Stock beneficially owned by any such persons, which separately file statements on Schedule 13D with respect to their respective beneficial ownership of the Issuer’s securities.

Item 3.	Source and Amount of Funds or Other Consideration

HPC II provided cash collateral in the amount of $1,000,000 from its general funds to secure a letter of credit posted for the benefit of the Issuer.  In connection with the posting of the letter of credit and in accordance with that certain Securities Purchase Agreement dated as of April 3, 2003, as amended, among the Issuer, HPC II and the other securities purchasers listed therein, the Issuer issued to HPC II five-year Warrants to purchase 164,919 shares of Common Stock at a price of $1.50 per share.   On April 22, 2003, the Issuer conducted a 1:15 reverse stock split with respect to the Common Stock.  The share amounts described herein refer to the number of shares after giving effect to the reverse stock split.

Item 4.	Purpose of Transaction
The Reporting Persons currently intend to hold all of the acquired securities for investment purposes.

By virtue of the Stockholders Agreement described in Item 6, and a letter agreement between HPC II and the Issuer, also described in Item 6, a designee of HPC II has joined the board of directors of the Issuer.

Item 5.	Interest in Securities of the Issuer

(a)(b) HPC II beneficially owns 3,498,252 shares of Common Stock, or approximately 40.4% of the outstanding Common Stock.   As the sole general partner of HPC II, HPA III has the power to direct the voting and disposition of all such shares of Common Stock and therefore may be deemed beneficially to own all such shares.   As Managing Member of HPA III, Mr. Fourticq may also be deemed beneficially to own all such shares.

HPA III disclaims beneficial ownership of the shares reported, except those shares attributable to it by virtue of its general partnership interest in HPC II.  Mr. Fourticq disclaims beneficial ownership of the shares reported, except those shares attributable to him by virtue of his direct and indirect limited partnership interests in HPC II, and his membership interest in HPA III.

(c) The following transactions in the Issuer's Common Stock beneficially owned by the Reporting Persons were effected in the last 60 days:

Date Acquired	Type of Security	Amount of Common or Equivalents Acquired		Price Per Common Share	Where/How Transaction Effected
7/9/03	Warrants	164,919	(1)	$1.50	From Issuer

(1)     Issuable upon exercise of Warrants.  The Reporting Persons expressly disclaims any beneficial ownership in any of the securities of Issuer owned by KACALP, Richard Kayne, Woodacres, Charles Norris, Les Biller or Fred Kayne.

(d) Not applicable.

(e) Not applicable.

By reason of the Stockholders Agreement and operation of Section 13(d) of the Exchange Act as described in Item 2, the Reporting Persons may be deemed to beneficially own an additional (i) 4,009,115 shares beneficially owned by Fred Kayne, (ii) 2,168,916 shares beneficially owned by Woodacres, (iii) 699,650 shares beneficially owned by Charles Norris, (iv) 10,499,938 shares beneficially owned or controlled by Richard Kayne or KACALP, and (v) 1,399,301 shares beneficially owned by Les Biller.  The information with respect to the beneficial ownership by

Fred Kayne, Woodacres, Charles Norris, Richard Kayne, Les Biller and KACALP is based on information supplied by, or on behalf of, such persons and the Reporting Persons make no representation or guarantee as to the completeness or accuracy of this information.

The Reporting Persons expressly disclaim any beneficial ownership in any Common Stock held or controlled by Fred Kayne, Woodacres, Charles Norris, Les Biller, Richard Kayne or KACALP notwithstanding the Stockholders Agreement among HPC II and such persons with respect to voting rights as described in Item 6.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

On April 23, 2003, in connection with the Issuer’s emergence from bankruptcy, the Reporting Persons consummated the transactions contemplated by that certain Securities Purchase Agreement among the Issuer, HPC II and the other parties listed on the signature pages thereto, as amended (the “Purchase Agreement”) entered into in connection with the purchase and sale of the Issuer’s Class I Convertible Preferred Stock.  The Purchase Agreement includes among other provisions, (i) pursuant to Section 5 of the Purchase Agreement, an agreement that the securities purchased thereby may not be sold, transferred, pledged or hypothecated unless the proposed transaction does not require registration or qualification under federal or state securities laws or unless the proposed transaction is registered or qualified as required; and (ii) pursuant to Section 7 of the Purchase Agreement, an agreement that the Issuer may cause certain purchasers of the Class I Convertible Preferred Stock, including HPC II, to cause the issuance of a letter of credit in favor of the Issuer’s lenders which, if posted and if drawn upon would entitle the purchasers to additional securities of the Issuer and which posting has resulted in the issuance of the Warrants that are the subject of this filing.

In connection with the Purchase Agreement, HPC II entered into a Registration Rights Agreement, dated as of April 23, 2003, with the Issuer and the other parties thereto, pursuant to which purchasers of the Issuer’s Class I Convertible Preferred Stock (the “Holders”) were granted rights to have the Common Stock issued or issuable upon conversion of the Class I Convertible Preferred Stock owned by such Holders registered for sale under the Securities Act of 1933, as amended, on the terms and conditions described therein.  The Common Stock issued or issuable upon exercise of the Warrants is also subject to the registration rights.

In connection with the Purchase Agreement, HPC II entered into a Shareholders Agreement, dated as of April 23, 2003, with the Issuer and the other parties thereto, pursuant to which the Holders (i) were granted rights to have the Common Stock issued or issuable upon conversion of the Class I Convertible Preferred Stock, owned by such Holders, sold together with sales by other Holders on the terms and conditions described therein and (ii) agreed to sell their Class I Convertible Preferred Stock (and the Common Stock issuable upon conversion of such shares) in the event of an offer by a non-affiliate of the Issuer on the terms and conditions described therein.

In connection with the HPC II’s purchase of Class I Convertible Preferred Stock, HPC II also entered into the Stockholders Agreement, dated as of April 23, 2003, with Richard Kayne, KACALP, Woodacres, Charles Norris, Les Biller and Fred Kayne, pursuant to which the parties other than HPC II agreed that they will vote all Class I Convertible Preferred Stock and Common Stock in favor of the election of one director designated by HPC II until HPC II owns less than 3,000 shares of Class I Convertible Preferred Stock (or the equivalent of such securities and Common Stock).  Richard Kayne and Fred Kayne have also agreed not to convert certain Equipment Notes of the Issuer and its subsidiaries FAO Schwarz, Inc. and ZB Company, Inc. into convertible preferred stock of the Issuer at any time prior to January 12, 2004.

Pursuant to a letter agreement between HPC II and the Issuer, the Issuer agreed that for so long as HPC II and its affiliates own not less than 3,000 shares of the Class I Convertible Preferred Stock or shares of the Common Stock into which such shares have been converted, HPC II shall have the right to designate one person for election to the Issuer’s board of directors (the “Designee”).  The Issuer shall nominate the Designee for election to its board of directors and use its best efforts, as defined in the letter agreement, to cause such Designee to be elected to the board.

Item 7.	Material to Be Filed as Exhibits
99.1 Joint Filing Agreement among Hancock Park Capital, L.P., Hancock Park Associates III, LLC and Michael J. Fourticq. (1)

99.2         Stockholders Agreement, dated April 23, 2003, among Kayne Anderson Capital Advisors, L.P., Fred Kayne, Richard Kayne, Woodacres, LLC, Charles Norris, Les Biller, Fortune Twenty-Fifth, Inc. and Hancock Park Capital II, L.P. (1)

99.3 Letter Agreement, dated April 22, 2003, between Hancock Park Capital II, L.P. and FAO, Inc. (1)

99.4         Shareholders Agreement, dated April 23, 2003, by and among the Issuer, Saks Incorporated, Richard Kayne, Kayne Anderson Capital Advisors, L.P., Hancock Park Capital II, L.P., Woodacres, LLC, Fred Kayne, Charles Norris and Les Biller, as trustee.

99.5         Registration Rights Agreement, dated as of April 21, 2003, by and among the Issuer, PCG Tagi, LLC (Series H), Fred Kayne, Kayne Anderson Capital Advisors, L.P., Hancock Park Capital II, L.P., Woodacres LLC, Charles Norris, and Les Biller, as trustee.

(1) Previously filed as an exhibit to Schedule 13D filed by the Reporting Persons.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated as of the 15th day of July 2003.

HANCOCK PARK CAPITAL II, L.P.,
By: Hancock Park Associates III, LLC, its general partner

By:	/s/ Michael J. Fourticq
Michael J. Fourticq, Managing Member

HANCOCK PARK ASSOCIATES, III, LLC,

By:	/s/ Michael J. Fourticq
Michael J. Fourticq, Managing Member

/s/ Michael J. Fourticq
Michael J. Fourticq